TSX, NYSE: AKG

ASANKO GOLD APPOINTS COLIN STEYN AS CHAIRMAN

Vancouver, British Columbia, March 3, 2014 – Asanko Gold (“Asanko”) (TSX, NYSE MKT: AKG) is pleased to announce the appointment of Colin Steyn as Chairman of the Board of Directors following the first meeting of the newly constituted Board post the successful acquisition of PMI Gold.  The other members of the Board are Peter Breese (President and CEO), Peter Bradford, Gordon Fretwell, Marcel de Groot, Michael Price and Shawn Wallace.

Colin Steyn has over 30 years experience in the resources sector with particular expertise in developing mines in Southern Africa. During his career, Colin was one of the original founders of TSX-listed LionOre Mining and subsequently President and CEO, building the Company into a major international mining house prior to its acquisition by Norilsk Nickel International in 2007 for US$6.7 billion.  He was also Executive Director in charge of metallurgical operations in Zimbabwe for Rio Tinto.  More recently, he was a Non-Executive Director of Mantra Resources, until its US$1 billion acquisition by ARMZ Uranium Holding Co. (“ARMZ”), the 51.4% shareholder in Uranium One in 2011.  Mr Steyn is also Chairman of TSX-Listed Coalspur Mines.

Asanko’s President and CEO, Peter Breese, commented: “As we prepare for the start of Phase 1 construction at our flagship Asanko Gold Mine, we are pleased that Colin has agreed to accept the role of Chairman, bringing his experience and wisdom to guide the Company through this critical phase of growth on our way to achieving our vision of becoming a mid-tier gold mining company.  Our Board has a well-rounded set of skills and experience in building and operating mines from a technical, legal, financial and corporate governance perspective”.

Board Biographies

Peter Breese, Director, President & CEO

Mr Breese has over 25 years of operational experience in the global mining industry, predominantly in southern Africa & Australia. Prior to joining Asanko, he was most recently CEO of Mantra Resources, before its US$1 billion acquisition by ARMZ in 2011 and Chief Executive of Norilsk International, following its acquisition of LionOre Mining in 2007, where he was COO.  Mr Breese is also a Director of Coalspur Mines.

Peter Bradford, Director

Mr Bradford has over 35 years experience in gold and base metals operations across Africa and Australia. Most recently, he was CEO of PMI Gold before its acquisition by Asanko Gold.  Mr Bradford, a Mining Engineer, has extensive experience in Ghana as the CEO of Golden Star Resources from 1999 to 2007 as well as being a past President of the Ghanaian Chamber of Mines.  During his long career, he has also been CEO of Copperbelt Minerals, as well as a Director of Kula Gold and Anvil Mining. He is a Fellow of the Australasian Institute of Mining & Metallurgy and a Member of the Society for Mining Metallurgy & Exploration.

Gordon Fretwell, Director

Mr Fretwell has been a lawyer for over 25 years, providing corporate finance and securities law advice to publicly traded companies and to private companies proposing to go public.  He is a Director of various public companies in the resource sector, including Northern Dynasty Minerals, Curis Resources and Coro Mining.  Mr. Fretwell has extensive experience as a member and chairman of corporate committees including audit, nominating and corporate governance, compensation and special committees. He holds a B. Comm and Bachelor of Laws degree.

Marcel de Groot, Director

Mr de Groot is a co-founder and president of Pathway Capital, a Vancouver based venture capital company that has played a significant role in the organization and development of a number of mining companies, including Peru Copper (acquired by Chinalco in 2007), Lowell Copper and CIC Resources. Mr. de Groot is a co-founder and former chairman of Luna Gold and was a director of Underworld Resources until its acquisition by Kinross.  He is also a Director of Sandstorm Metals and Energy.

Michael Price, Director

Mr Price has over 35 years experience in mining and mining finance. He is currently a Non-Executive Director of Eldorado Gold, Forbes & Manhattan Coal and Central Asia Metals. During his career, he has held senior positions at Barclays Capital, Societe General & NM Rothschild and Sons. Has also advised Lubel Coal, First Nickel, Riversdale Mining, Goldbelt Resources and Cluff Gold.

Shawn Wallace, Director

Mr Wallace has over 20 years experience in building a number of high-quality mineral exploration, development and production stage companies. He is one of the founders of Asanko Gold and previously Chairman.  Mr Wallace is currently President & CEO of Auryn Resources, Chairman and Director of Cayden Resources and a Director of Stratton Resources.

Enquiries:

For further information please visit www.asanko.com or contact:

Alex Buck, Manager – Investor Relations Telephone: +44-7932-740-452 Email: alex.buck@asanko.com	Greg McCunn, Chief Financial Officer Telephone: +1-778-729-0604 Email: greg.mccunn@asanko.com
General enquiries: info@asanko.com

About Asanko Gold Inc.

Asanko’s vision is to become a mid-tier gold mining company that maximizes value for all its stakeholders. Asanko’s flagship project is the fully financed, multi-million ounce Asanko Gold Mine Project located in Ghana, West Africa.

Asanko is managed by highly skilled and successful technical, operational and financial professionals. The Company is strongly committed to the highest standards for environmental management, social responsibility, and health and safety for its employees and neighbouring communities.